Press release

Date March 4, 2002

NV Verenigde Bezit VNU

VNU ACQUIRES PUBLICACIONES PROFESIONALES IN SPAIN

Haarlem, The Netherlands - VNU, a leading international media and information company, today announced that its VNU Business Media Europe division has acquired the Spanish publishing house Publicaciones Profesionales SA. The company produces publications and organizes popular industry events for the advertising and marketing industries.

The acquisition includes the market leading weekly '*Anuncios*', the yearbook '*Los Anuncios del Año*' and awards including '*La Fiesta de la Publicidad*'. Furthermore, the company owns the website *Anuncios Online* (www.anuncios.com) and the daily newsletter *Anuncios Press*, with information about the advertising industry. Publicaciones Profesionales was founded in 1980 and employs approximately 25 people. The annual revenues are approximately EUR 3 million. The current management team will continue to lead the company.

The acquisition fits with VNU's strategy to establish market leading positions in selected segments of the market for professional information and further strengthens its publishing presence in the advertising and marketing sector. VNU holds prestigious publications such as *Adweek*, *Brandweek* and *Mediaweek* in the United States and the *Pubblicità* titles in Italy. VNU also organizes the influential *Clio* advertising awards.

VNU is present in Spain with the companies VNU Business Publications España, market leader with IT magazines, ACNielsen España, leader in marketing information and RTA Claritas España, which is specialized in marketing services, data base marketing and precision marketing tools.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs over 35,000 people and has annual revenues of approximately EUR 4 billion (2000).

Press contacts: Maarten Schikker, telephone + 31 23 546 36 00
Investor Relations: Rob de Meel, telephone +31 23 546 36 00

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VNU nv / Corporate Communications
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com